GENSPERA, INC.

January 22, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	GenSpera, Inc.
Registration Statement on Form S-1
Filed January 8, 2016
File No. 333-208918

Dear Ms. Hayes:

We are submitting this letter in response to your comments of January 19, 2016 with regard to the above referenced filing of GenSpera Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Executive Compensation, page 54

1.	Please update the disclosure required by Regulation S-K Item 402 for your recently completed fiscal year ended December 31, 2015. For guidance, refer to the Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the Commission’s website.

Response:	We have revised the Executive Compensation section commencing on page 54 accordingly.

We thank you in advance for your time and attention to the Registration Statement. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at 210.479.8112 or the Company’s counsel, Raul Silvestre of Silvestre Law Group, P.C. at 818.597.7552.

Very truly yours,

/s/ Craig Dionne

Craig Dionne

Chief Executive Officer

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